40-33

05058070

NUVEEN Investments

Nuveen Investments, LLC
333 West Wacker Drive • Chicago • IL 60606
P 312 917 7700
www.nuveen.com

Branch 18
811-09037
Nuveen Inv. Trust III

SEC MAIL PROCESSING RECEIVED JUN 30 2005 WASH, D.C. 198 SECTION

June 24, 2005

U.S. Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: James Jacobs v. Nuveen Investments, Inc .et al U.S.D.C. Northern District Illinois (Case No. 05 C 0143)
Nuveen Institutional Advisory Corp.
(merged into Nuveen Asset Management 1/2005)
SEC File # 801-14147

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, which requires the filing of certain documents with the Commission in connection with certain civil actions involving registered investment companies or security holders thereof, I hereby file a copy of the Complaint, and the Motion to Dismiss in the above-captioned matter. To avoid duplicative filings by the various parties required to file under this provision, this filing is made on behalf of the above-named investment adviser, Robert P. Bremner, Lawrence H. Brown, Jack B. Evans, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale, NWQ Investment Management Company, LLC and Rittenhouse Asset Management.

Very truly yours,

NUVEEN INVESTMENTS, INC.

Larry W. Martin / KF

Larry W. Martin
Vice President and Assistant General Counsel

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

Gifford Zimmerman
Mary Cole

Lwm\sec ltr.doc

IN THE UNITED STATES DISTRICT COURT JUDGE'S COPY
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION JAN 1 0 2005

MICHAEL W. DOBBINS, CLERK
UNITED STATES DISTRICT COURT

JAMES JACOBS, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. ROBERT P. BREMNER, LAWRENCE H. BROWN, JACK B. EVANS, WILLIAM C. HUNTER, WILLIAM J. SCHNEIDER, TIMOTHY R. SCHWERTFEGER, JUDITH M. STOCKDALE, NUVEEN INVESTMENTS, INC., NUVEEN INSTITUTIONAL ADVISORY CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, NWQ INVESTMENT MANAGEMENT COMPANY, LLC, RITTENHOUSE ASSET MANAGEMENT, INC., and JOHN DOES NO. 1 THROUGH 100 Defendants.	)	JUDGE SHADUR No. 05C 0143 MAGISTRATE JUDGE SCHENKIER *JURY TRIAL DEMANDED*

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Nuveen Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. James Jacobs file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2000 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller,* 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities

Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

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[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

6. The class period begins January 10, 2000. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2000 through January 10, 2005 and who suffered damages thereby (the "Class" and the "Class Period," respectively).[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Chicago, Illinois.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

10. James Jacobs resides in Calhoun County, Texas and at all relevant times owned one of the Funds.

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2 Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

Defendants

11. Nuveen Investments, Inc. is the ultimate parent of Nuveen Institutional Advisory Corporation. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the Nuveen Family of Funds, which consists of approximately 36 funds. Nuveen Investments, Inc. shall be referred to herein as the "Parent Company Defendant." Nuveen Investments, Inc. maintains its principal executive offices at 333 W. Wacker Drive, 33rd Floor, Chicago, IL 60606.

12. Robert P. Bremner, Lawrence H. Brown, Jack B. Evans, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Nuveen Institutional Advisory Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Nuveen Institutional Advisory Corporation has approximately $12 billion in assets under management in total. Nuveen Institutional Advisory Corporation is located at 333 West Wacker Drive, Chicago, IL 60606.

B. Institutional Capital Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Institutional Capital Corporation is located at 225 W. Wacker Drive, #2400, Chicago, IL 60606-6304.

C. NWQ Investment Management Company, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. NWQ Investment Management Company, LLC is located at 2049 Century Park E., 4th Fl, Los Angeles, CA 90067.

D. Rittenhouse Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the Nuveen Family of Funds. Rittenhouse Asset Management, Inc. is located at Five Radner Corp. Ctr., #300, Radnor, PA 19087.

Collectively, Nuveen Institutional Advisory Corporation, Institutional Capital Corporation, NWQ Investment Management Company, LLC and Rittenhouse Asset Management shall be referred to as the "Advisor Defendant."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2000 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time

and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the members of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, is typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend

on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is the representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the Nuveen Family of Funds held assets of approximately $12 billion. Approximately 6 of the 36 Nuveen Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Nuveen Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and

belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003
Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003

In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004
Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002

In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003
In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003

In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003
In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003

In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See*

Armstrong v. Guigler, 273 Ill.App.3d 85, 86 (1995); *ABC Trans National Transport, Inc. v. Aeronautics Forwarders, Inc.*, 90 Ill.App.3d 817, 824 (1980). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Id.*

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacities as individual investors. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I

BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff and the Class are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Letsos v. Century 21-New West Realty*, 675 N.E.2d 217 (Ill.App. 1996). *See also, In re Marriage of Pagano*, 607 N.E.2d 1242 (Ill. 1992) (holding that forfeiture of a professional fee may be awarded in a case of breach of fiduciary duty when public policy is offended) & *ABC Trans., supra* (stating that one who breaches fiduciary duties has no entitlement to compensation during a willful or deliberate course of conduct adverse to principal's interests).

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II

NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V

VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT (AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: January 10, 2005

JAMES JACOBS, on Behalf of Himself and All Others Similarly Situated, Plaintiff

By: ______________________________

Marvin A. Miller
Jennifer W. Sprengel
Matthew E. Van Tine
MILLER FAUCHER and CAFFERTY LLP
30 North LaSalle Street, Suite 3200
Chicago, Illinois 60602
(312) 782-4880

Designated Local Counsel

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

Attorneys for Plaintiffs

IN THE UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JAMES JACOBS, on Behalf of Himself and All Others Similarly Situated,	)	
Plaintiff.	)	
vs.	)	
ROBERT P. BREMNER, LAWRENCE H. BROWN, JACK B. EVANS, WILLIAM C. HUNTER, WILLIAM J. SCHNEIDER, TIMOTHY R. SCHWERTFEGER, JUDITH M. STOCKDALE, NUVEEN INVESTMENTS, INC., NUVEEN INSTITUTIONAL ADVISORY CORPORATION, INSTITUTIONAL CAPITAL CORPORATION,NWQ INVESTMENT MANAGEMENT COMPANY, LLC, RITTENHOUSE ASSET MANAGEMENT, INC., and JOHN DOES NO. 1 THROUGH 100.	)	No. 05C 0143 Judge Honorable Milton I. Shadur
Defendants.	)	

NUVEEN DEFENDANTS' MOTION TO DISMISS PURSUANT TO FEDERAL RULES OF CIVIL PROCEDURE RULE 12(B)(6)

Defendants Robert P. Bremner, Lawrence H. Brown, Jack B. Evans, William C. Hunter, William J. Schneider, Timothy R. Schwertfeger, Judith M. Stockdale, Nuveen Investments, Inc., Nuveen Institutional Advisory Corporation, NWQ Investment Management Company, LLC, and Rittenhouse Asset Management, Inc. (collectively, "Nuveen Defendants"), by their counsel, Jenner & Block LLP, respectfully move this Court under Federal Rule of Civil Procedure Rule 12(b)(6) for an order dismissing Plaintiff's entire Complaint with prejudice. In support of this motion, the Nuveen Defendants submit the accompanying memorandum of law and state as follows:

1. Plaintiff's entire Complaint should be dismissed, with prejudice, because Plaintiff does not and cannot assert a viable claim against any of the named Defendants.

2. The basic factual predicate for all of Plaintiff's claims is straightforward. Plaintiff alleges that Defendants should be held liable for failing to file Proof of Claims forms on behalf of six unidentified Nuveen Funds that were allegedly entitled to participate in more than 100 class action settlements. Those alleged failures purportedly caused an improper dimunition of Fund assets and net-asset-value.

3. Even accepting the sketchy facts asserted in the Complaint, Plaintiff's legal theories all are deficient. As an initial matter, Plaintiff claims to have an ownership interest in only one of the six Funds purportedly affected by the challenged conduct. Plaintiff, therefore, lacks standing to pursue claims relating to any Funds in which he did not own an interest at the relevant time, and all such claims should be dismissed.

4. The claims relating to the sole Fund in which Plaintiff invested must, likewise, be dismissed because they are derivative. Plaintiff has failed to make a demand on the entity on whose behalf he wishes to proceed and, therefore, he is precluded by Rule 23.1 and applicable state law from pursuing this action. Because relevant state law requires that a demand be made prior to the commencement of every derivative case, Plaintiff cannot cure this deficiency through amendment of the Complaint and dismissal should be with prejudice.

5. The only claim that could possibly survive is Plaintiff's claim under ICA § 36(b). Although also a derivative claim, brought on behalf of the affected Fund, § 36(b) allows a fund shareholder to bring a § 36(b) claim directly, on behalf of the fund and its shareholders. In the present case, however, even Plaintiff's § 36(b) claim fails. Courts construing § 36(b) have given effect to the statute's express language, and limited § 36(b) claims to cases alleging breach of a

"duty with respect to the receipt of compensation for services." Because Plaintiff nowhere alleges that the advisors or parent received excessive or improper compensation for their services to the Fund, there can be no § 36(b) claim.

6. Although the above-mentioned deficiencies require dismissal, there are additional problems that infect Plaintiff's other ICA claims, including: (a) a failure to allege specific facts linking the Director Defendants or the Parent Defendant to the challenged conduct; (b) the lack of a private right of action under ICA §§ 36(a) and 47(b); and (c) a failure to allege facts establishing a right to relief under §§ 36(a) and 47(b).

7. In further support of this motion, the Nuveen Defendants submit the accompanying memoranda of law, with exhibits.

WHEREFORE, Defendants respectfully request that the Court enter an order dismissing all claims in Plaintiff's Complaint with prejudice.

Date: March 14, 2005

Respectfully submitted,

By: ______________________
One of Defendants' Attorneys

J. Kevin McCall (3125685)
James L. Thompson (6199621)
Avidan J. Stern (6201978)
JENNER & BLOCK LLP
One IBM Plaza
Chicago, Illinois 60611-7603
Telephone: (312) 222-9350
Facsimile: (312) 527-0484